Via Facsimile and U.S. Mail
Mail Stop 4720

October 19, 2009

Steve Filton
SVP & Chief Financial Officer
Universal Health Services, Inc.
367 South Gulph Road
P.O. Box 61558
King of Prussia, Pennsylvania

Re: **Universal Health Services, Inc.**
          Form 10-K for the Fiscal Year Ended December 31, 2008
          File No. 1-10765

Dear Mr. Filton:

    We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief